July 28, 2016

VIA EDGAR AND EMAIL

Mr. Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE: Forest City Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 23, 2016
File No. 001-37671

Form 8-K
Filed May 5, 2016
File No. 001-37671

Dear Mr. Lee:

Forest City Realty Trust, Inc. (the “Company”) has received your letter dated July 18, 2016 regarding your comment to the above-referenced filings. We appreciate the Division’s review and are herein providing our response to your comment. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

Form 8-K filed May 5, 2016

Exhibit 99.1

Reconciliation of Net Operating Income (non-GAAP) to Earnings (Loss) Before Income Taxes (GAAP), page 29

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We note within your reconciliation you have made adjustments to total revenues and operating expenses and present subtotals labeled “Adjusted revenues” and “Adjusted operating expenses”. It appears that “Adjusted revenues” and “Adjusted operating expenses” represent non-GAAP measures. Please revise future disclosures to include the required disclosures outlined within Item 10(e) of Regulation S-K for such non-GAAP measures.

Net Operating Income (“NOI”), a non-GAAP measure, is a performance metric management uses to evaluate the core operations of our rental real estate portfolio. We believe NOI provides important information about our core operations, and along with GAAP earnings, is necessary to understand our business and operating results. Certain revenues and operating expenses not attributable to our core rental real estate operations (primarily land sales and associated costs of sales) are excluded from our definition of NOI. Therefore, in computing NOI those applicable revenues and expenses are excluded from Total revenues and Total operating expense, respectively to meet our definition of NOI. As a result, we labeled those subtotals “Adjusted Revenues” and “Adjusted Operating” expenses merely as an intervening measure to compute NOI.

We will revise future disclosures to include the required disclosures outlined within Item 10(e) of Regulation S-K in the following manner.

To comply with Item 10 (e)(i)(A), we will ensure “Adjusted revenues” and “Adjusted operating expenses” are not shown with greater prominence than total revenues and operating expenses, their most directly comparable GAAP financial measures.

To comply with Item 10 (e)(i)(C), we propose enhancing our disclosure of the reasons why management believes the presentation of NOI measures are useful to investors by adding a discussion of the importance of Adjusted revenues and Adjusted operating expenses. Our proposed enhanced disclosure is as follows:

“We believe NOI provides important information about our core operations and, along with earnings before income taxes, is necessary to understand our business and operating results. To calculate NOI, we exclude certain revenues and operating expenses, primarily relating to our land sales (which do not involve our core rental property operations). As a result, we disclose Adjusted revenues and Adjusted operating expenses as significant components of NOI. We believe Adjusted revenues and Adjusted operating expenses provide important information to analyze our core rental property results and understand the applicable significant components of NOI.”

We propose including this new disclosure near our other non-GAAP measure disclosures (page 4 of Exhibit 99.1 on Form 8K filed on May 5, 2016), beginning with our second quarter 2016 filings.

In addition, we believe we currently comply with Item 10(e)(i)(B) within the reconciliation of NOI (non-GAAP) to Earnings (Loss) Before Income Taxes (GAAP) on page 25 of Exhibit 99.1 on Form 8K filed on May 5, 2016.

As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comment. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-416-3318.

/s/ Charles D. Obert

Charles D. Obert
Senior Vice President - Chief Accounting Officer and Corporate Controller

cc: Jeffrey Lewis

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